Hi Edward,

We appreciate your previous BlocPower project support and wanted to make sure you were one of the first to know we are gauging interest in a new Community Round on the investment platform Wefunder.

With our recent announcement of a public-private partnership with Menlo Park, CA—targeting 10,000+ buildings electrified by 2030—it is as important as ever that we have support from investors like you to finance this urgent work. Here's a recent testimonial from a BlocPower customer for whom affordable financing was critical to their project.

Together we can help communities continue to take critical climate action while bridging the gap created by the Supreme Court decision curtailing the power of the EPA. You can read more about the terms of this new offering and reserve a spot to be an investor here.*

Sincerely,
Jon

–

Jon Moeller, COO
www.blocpower.io

*"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.











Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.